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Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE
$6.6B
NET ASSETS
$10.7B
FINANCED
127,839
UNITS BUILT
206.0M
HOURS CREATED